

September 20, 2013

Via E-mail
Rodney Gloss
Chief Financial Officer
ATNA Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, CO 80401

      **Re: ATNA Resources Ltd.
               Form 20-F for the Year Ended December 31, 2012
               Filed March 22, 2013
               Response Dated August 23, 2013
               File No. 000-29336**

Dear Mr. Gloss:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 16
Production Property
Briggs Mine, California, page 24

1.   We are continuing to evaluate your response to prior comment 3 of our letter dated August 12, 2013 and the related issues. We may have further comments upon completion of our review.

Notes to the Annual Consolidated Financial Statements
Note 2. Accounting Policies, page 11
Exploration Expenditures, page 13

2.   We note your response to prior comments 7 and 8 of our letter dated August 12, 2013. Please further expand your accounting policy to:
   • Clarify when the exploration and evaluation assets shall be reclassified;
   • Disclose your classification of the exploration and evaluation assets capitalized (e.g. tangible or intangible assets) and make the disclosures required by either IAS 16 or IAS 38 consistent with how the assets are classified; and
   • Describe how you assess the impairment of the exploration and evaluation assets.

   We refer you to IFRS 6 for further guidance. Please provide us with your draft of planned disclosure in future filings.

Capitalized development costs, page 13

3.   We note your response to prior comment 9. Please provide a detailed description of the "economic rate of extraction" and "economic threshold" you consider in determining the commercial production at each mine and tell us how you apply these factors to determine whether a mine is functioning properly and is capable of operating in the manner intended by management. Please provide us with your draft of planned disclosure in the future filings.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and
                              Mining